RECEIVED

2009 JAN 15 A 6: 45



09045129

Office of International Corporation Finance	Division Group Corporate Office
Division of Corporation Finance	Address Unsoeldstrasse 2
Securities and Exchange Commission	80538 Muenchen, Germany
450 Fifth Street, N.W.	Contact Person Kay Amelungse
Washington, D.C. 20549	Telephone +49/89/20 30 07-703
U.S.A.	Fax +49/89/20 30 07-772
	E-mail Kay.Amelungse
	@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date   12 January 2009

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

KayAmelungse

PROCESSED

JAN 2 2 2009

THOMSON REUTERS

Enclosures

12 January 2009

German Financial Markets Stabilisation Fund ("SoFFin") extends the framework guarantee granted to Hypo Real Estate Group until 15 April 2009

Company	Hypo Real Estate Holding AG
Internet	www.HypoRealEstate.com
Legal form	Aktiengesellschaft
Headquarters	München
Commercial register	München HRB 149393
Chairman of Supervisory Board	Dr. Michael Endres
Board of Management	Dr. Axel Wieandt (Vorsitzender des Vorstandes)
	Cyril Dunne, Dr. Kai Wilhelm Franzmeyer,
	Thomas Glynn, Dr. Robert Grassinger,
	Frank Krings, Bettina von Oesterreich

Hypo Real Estate Holding AG

Hypo | Real Estate
HOLDING

WKN: 802270   **ISIN: DE0008027707**   **Land: Deutschland**

Nachricht vom 12.01.2009 | 21:35

Hypo Real Estate Holding AG:German Financial Markets Stabilisation Fund ('SoFFin') extends the framework guarantee granted to Hypo Real Estate Group until 15 April 2009

Hypo Real Estate Holding AG / Agreement

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

German Financial Markets Stabilisation Fund ('SoFFin') extends the framework guarantee granted to Hypo Real Estate Group until 15 April 2009

Munich, 12 January 2009 - The German Financial Markets Stabilisation Fund ('SoFFin') has extended its framework guarantee - originally approved until 15 January 2009, in a total amount of EUR 30 billion - until 15 April 2009.

Hypo Real Estate Bank AG, part of Hypo Real Estate Group, can use guarantees to be issued by SoFFin to collateralise debt securities to be issued, which must be due for repayment by 15 April 2009 at the latest. Hypo Real Estate Bank AG will pay to SoFFin a pro-rata commitment commission of 0.1% of the undrawn portion of the framework guarantee. The fee for guarantees drawn will be 0.5% p.a. (previously 1.5% p.a.).

Negotiations between Hypo Real Estate and SoFFin regarding more extensive and longer-term liquidity and capital support measures for the Group are continuing.

Contact:
Reiner Barthuber +49-89-203007-201

Enclosures, 13 January 2009

Page 1 of 2

12.01.2009 Financial News transmitted by DGAP

Language: English
Issuer: Hypo Real Estate Holding AG
             Unsöldstraße 2
             80538 München
             Deutschland
Phone: +49 (0)89 203 007-780
Fax: +49 (0)89 203 007-772
E-mail: ir@hyporealestate.com
Internet: www.hyporealestate.com
ISIN: DE0008027707
WKN: 802770
Indices: MDAX
Listed: Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr
             in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg;
             Terminbörse EUREX

                                                    DGAP News-Service

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End of News

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